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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: MBS Capial Markets LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1902 S MacDill Avenue
(No. and Street)

Tampa	FL	33629
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edwin Bulleit	(813) 784-2947	ebulleit@mbscapitalmarkets.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Accell CPA & Associates P.A.
(Name – if individual, state last, first, and middle name)

8270 Woodland Center Boulevard - #3425	Tampa	FL	33614
(Address)	(City)	(State)	(Zip Code)

07/09/2024	7204
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edwin Bulleit, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MBS Capital Markets, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUSAN SHEER-CURRY
Notary Public - State of Florida
Commission # HH 589579
My Comm. Expires Sep 3, 2028

Signature: Ed Bulleit

Title: MANAGING Member

Susan Sheer-Curry

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MBS CAPITAL MARKETS, LLC

**Financial Statements
and
Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934**

December 31, 2024
(With Reports of Independent Registered Public Accounting Firm Thereon)

INDEX



Accell
CPA & Associates P.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of MBS Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MBS Capital Markets, LLC as of December 31, 2024, the related statements of income and members' equity, and cash flows for the year then ended, and the related notes and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MBS Capital Markets, LLC as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MBS Capital Markets, LLC's management. Our responsibility is to express an opinion on MBS Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MBS Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission; Schedule II – Computation for Determination of Reserve Requirements; and Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of MBS Capital Markets, LLC's financial statements. The supplemental information is the responsibility of MBS Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable; and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell CPA & Associates

We have served as MBS Capital Markets, LLC's auditor since 2024

Tampa, Florida

February 28, 2025

MBS CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	2,856,411
Cash segregated for regulatory purposes or deposited with clearing organization		150,000
Marketable securities, at fair value		4,028,187
Interest receivable		4,954
Debt issue costs, net		47,874
Other assets		30,288
Right of use asset - lease		198,387
Furniture and equipment, net		62,565
Total Assets	$	7,378,666

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued liabilities	$	869,004
Lease liabilities		208,867
Total Liabilities		1,077,871
Members' Equity		6,300,795
Total Liabilities and Members' Equity	$	7,378,666

See accompanying report of independent registered public accounting firm and notes to financial statements.

(1)   <u>**Nature of Business**</u>

MBS Capital Markets, LLC, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized as a limited liability company in Florida in 2010 and is engaged to effect security transactions primarily in land secured municipal bonds.

(2)   <u>**Summary of Significant Accounting Policies**</u>

(a)   <u>**Revenue Recognition**</u>

The Company recognizes revenue in accordance with Accounting Standards Update (ASU) 2014-09, "*Revenue from contracts with customers*" (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five-step model in order to determine this amount:

      i.   Identification of the promised goods in the contract;
      ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
      iii.   Measurement of the transaction price, including the constraint of variable consideration;
      iv.   Allocation of the transaction price of the performance obligations; and
      v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's main revenue stream is from placement and underwriting fees. The performance obligation associated with a typical underwriting agreement will be satisfied on the trade date, and the fees will be recognized as revenue at that time. The fees are recognized as income based on the percentage of bonds sold. There are no additional costs directly related to the contract.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Accounting Standards Codification (ASC) 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligations when the performance obligation is satisfied or as satisfied. Generally, the Company's performance obligations are transferred to a customer at a point in time typically upon delivery.

(b)   <u>**Cash and Cash Equivalents**</u>

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

(c)   Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to its members in accordance with the operating agreement. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company accounts for income taxes in accordance with ASC Topic 740, "*Income Taxes*". This standard prescribes a recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company has no uncertain tax positions as of December 31, 2024. The Company's income tax returns are generally subject to taxing authority examinations up to three years after the returns are filed.

(d)   Franchise & Excise Taxes

The Company accounts for the Tennessee Department of Revenue's franchise & excise taxes in accordance with the state's regulations due to the existence of an office in Nashville, Tennessee. The franchise tax is based on the greater of net worth or the book value of real and tangible personal property owned or used in Tennessee. The excise tax is calculated based on net earnings or income for the tax year.

(e)   Marketable Securities

Marketable securities that are available-for-sale are reported at values, other than quoted prices in active markets, that are observable either directly or indirectly and unobservable values in which there is little or no market data. All transactions entered into are for the account of and risk of the Company and are recorded on a trade date basis.

(f)   Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect various reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

(g)   Furniture and Equipment, Net

Furniture and equipment are stated at cost, less accumulated depreciation. Furniture and equipment are depreciated based on the straight-line method over the estimated useful lives of the assets. Useful lives of assets are as follows:

Asset Class	Useful life
Furniture and equipment	7 Years

The cost of maintenance and repairs, which do not improve or extend the useful life of the respective asset, is charged to earnings as incurred, whereas significant renewals and improvements are capitalized.

(h) **Debt Issue Costs, Net**

Debt issue costs are stated at cost, less accumulated amortization.   The debt issue costs are amortized based on the straight-line method over the 36-month expected usage period.

(i) **Leases**

The Company accounts for leases in accordance with ASU 2016-02, "*Leases (Topic 842)*." Under this guidance, lessees (including lessees under leases classified as finance leases, which are to be classified based on criteria similar to that applicable to capital leases under current guidance, and leases classified as operating leases) will recognize a right-to-use asset and a lease liability on the balance sheet, initially measured as the present value of lease payments under the lease. As most of the leases do not provide an implicit rate, the Company generally uses the incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

The Company has made an accounting policy election not to apply the recognition provisions of the new lease guidance to short term leases (leases with a lease term of 12 months or less that do not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise); instead, the Company will recognize the lease payments for short term leases on a straight-line basis over the lease term.

(j) **Recent Accounting Pronouncements**

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

On November 27, 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." Under this new guidance, all public entities, including those with a single reportable segment, are required to disclose additional information about a reportable segment's expenses in interim and annual periods, among other requirements. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Management has evaluated the new guidance and implemented it beginning with fiscal year ending December 31, 2024 (see Note 18).

(3) **Concentrations of Credit Risk**

The Company maintains all of its cash and cash equivalents in commercial depository accounts which are insured by either the Securities Investor Protection Corporation (SIPC) or the Federal Deposit Insurance Corporation (FDIC).   At times, cash deposits may exceed federally insured limits.

The Company holds debt securities at year end that carry a credit risk associated with the municipalities' ability to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the value of the debt securities.

(4)   **Allowance for Credit Losses**

Allowance for Credit Losses – Held-to-Maturity Securities: Management measures no expected credit losses on held-to-maturity debt securities on a collective basis by all major security types.

Allowance for Credit Losses – Available-For-Sale Securities: For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income.

The Company holds three available-for-sale debt securities, which consist of municipal bonds, and does not expect any losses associated with the credit. All three bonds are secured by assessments that have a co-equal lien with ad valorem taxes and collected on the tax bill paid by the residents within each District. Given this security, there is no allowance for credit losses based on ASC 326 and the Company currently is accounting for the municipal bonds as detailed below based on ASC 820.

(5)   **Cash Segregated for Regulatory Purposes or Deposited with Clearing Agency**

The Company currently has a fully disclosed clearing agreement with Pershing, LLC ("Pershing"). Pershing carries the proprietary accounts of the Company and the accounts of the Company's customers introduced to Pershing by the Company.

(6)   **Line of Credit**

On August 16, 2024, the Company entered into a line of credit with Valley National Bank for the sum of $10,000,000 for the purpose of improving working capital available to the Company. The line of credit is monthly interest only payments on a floating rate based on the Secured Overnight Financing Rate (SOFR) plus 3.00% and a floor of 0% with the balance due on demand. Additionally, there is a debt service coverage ratio of 1.25:1.00 on a trailing twelve (12) month basis tested as of December 31, 2024, and annually thereafter which the Company is in compliance with at December 31, 2024. The line of credit is guaranteed by personal guarantees from two partners of MBS.

The balance for the line of credit is at zero as of December 31, 2024.

(7)   **Fair Value of Financial Instruments**

The Company has adopted the provisions of ASC 820, *Fair Value Measurements and Disclosures* (ASC 820). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States of America, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1:   Observable inputs such as quoted prices in active markets;

Level 2:   Inputs, other than quoted prices in active markets, that are observable either directly or

indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The Company held $4,028,187 of marketable securities which consisted of municipal bonds at December 31, 2024. The pricing services typically use spreads obtained from broker-dealers, trade prices and the new issue market. As the significant inputs used to price the municipal bonds are observable market inputs, municipal bonds are classified as Level 2.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

Assets:	Level 1	Level 2	Level 3	Total
Marketable Securities				
Municipal Bonds	$ -	$4,028,187	$ -	$4,028,187
	$ -	$4,028,187	$ -	$4,028,187

(8) Commitments and Contingencies

The Company is a registered broker-dealer and, as such is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

(9) Furniture and Equipment, Net

Furniture and equipment, net consisted of furniture and computer equipment of $142,127, net of accumulated depreciation of $79,562 as of December 31, 2024.

Depreciation expense for 2024 was $13,050.

(10) Debt Issue Costs, Net

Debt issue costs, net consisted of loan issue costs of $54,713, net of accumulated amortization of $6,839 as of December 31, 2024.

(11) Lease Commitments

The Company is obligated under a non-cancelable lease agreement for its office facility in Nashville, Tennessee, and Tampa, Florida.

December 31, 2024, was approximately $9,000 and is included within rent expense on the statement of income and members' equity.

(13) Indemnifications

In the normal course of business, the Company indemnifies and guarantees Pershing against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(14) Net Capital Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum regulatory net capital and a specified ratio of aggregate indebtedness to regulatory net capital. At December 31, 2024 the Company had net capital of $5,839,808 which exceeded the capital requirement of $100,000 by $5,739,808. The Company's ratio of aggregate indebtedness to net capital was 0.15 to 1 at December 31, 2024.

(15) Employee Benefit Plan

Effective October 1, 2012, the Company established the Trustees of MBS Capital Markets, LLC 401(k) Retirement and Savings Plan (the Plan) with StanCorp Financial Group, Inc. Under the terms of the Plan, employees may contribute up to 100% of their compensation subject to IRS limitations. The Company matches at least 3% of Plan compensation and, at its discretion, may make additional contributions. The Company accrued $204,763 for the 2024 employee benefit plan, which is included in accounts payable and accrued liabilities on the statement of financial condition as of December 31, 2024. Plan contributions are included in employee compensation and benefits in the statement of income and members' equity and in accounts payable and accrued liabilities on the statement of financial condition.

(16) Exemption Under Section (k)(2)(ii)

The Company operates pursuant to the (k)(2)(ii) exemptive provisions of SEC Rule 15c3-3.

(17) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of Investment Banking services. The Company has identified one of its managing members as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominately in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 14), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The Statement of Income and Members' Equity presents the segment revenue and significant expenses for the year ended December 31, 2024.

(18) Subsequent Events

The Company has evaluated events and transactions for potential recognition and disclosure through February 28, 2025, the date which the financial statements were available to be issued.